WEED & CO. LLP
4695 MACARTHUR COURT, SUITE 1430, NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE (949) 475-9086 FACSIMILE (949) 475-9087

April 11, 2008

Ms. Susann Reilly
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Telephone (202) 551-3236
Facsimile (202) 772-9206

RE:	Attitude Drinks Incorporated
Form SB-2/A filed March 3, 2008
File No. 333-148038

Greetings:

On behalf of Attitude Drinks Incorporated (the “Company”) we are responding to the comment letter dated March 25, 2008 from the Division of Corporate Finance. To expedite your review, we have included marked copies of the amendment and this letter that responds to each comment and provides the requested information.

General

1. We have reviewed your response to comment number one of our letter dated February 25, 2008. We continue to believe that the offering is primary in nature under the facts and circumstances. Please amend the prospectus to characterize the offering as primary through the selling shareholders who are acting as underwriters under the federal securities laws. Further, please disclose the fixed price at which the selling shareholders will offer and sell the securities during the offering.

RESPONSE: Pursuant to guidance provided by the Division of Corporate Finance concerning Rule 415, we have reduced the amount of shares in the registration statement and prospectus to 1,000,000 shares of common stock. We disagree with the Staff’s belief the offering is primary in nature. Nonetheless, we have elected to reduce the amount of shares being registered to less than 1/3 of the amount of common shares held by non-affiliates. Further, the Selling Security Holders have owned the 1,000,000 shares since October 23, 2007. The Selling Security Holders will offer and sell the shares included in the registration statement and prospectus at fixed or negotiated prices during the offering.

Dollar Amounts of Payments to Selling Security Holders. page 18

2. Please reference the table you have added in response to comment number two of our letter dated February 25, 2008. Revise the disclosure in the last three items of the table to include, if known, the amounts to be used in the formulas.

RESPONSE: The amounts to be used in the formulas in the last three items of the table titled Dollar Amount of Payments to Selling Security Holders under the Subscription Agreement are not known. There has been no late delivery of Warrant Shares or the occurrence of any event that has triggered a Mandatory Redemption Payment. Lastly, Exhibit (10)(13) is a waiver of any damages or other remedy under the Transaction Documents due to the SEC’s interpretation of Rule 415, including, but not limited to our inability to have a registration statement declared effective covering 17,396,964 shares within six months of October 23, 2007.

Possible Profit to the Convertible Note Holders, page 8
Convertible Notes, page 27

3. The revised disclosures in these sections do not appear to fully discuss the variable conversion price. For example, we note Section 3.4(b)(D) of the secured convertible note agreement. Please revise these disclosures to fully discuss how the conversion price may change and the impact such changes may have on the profit to the note holders.

RESPONSE: We have added the disclosure below to page 8 and page 27. Also, the table titled Possible Profit to the Convertible Note Holders on page 8 now includes the possible profit to each Convertible Note Holder under a Reset Conversion Price (notes convert at $.19 per share and shares are sold at $.50 per share).

Under Section 3.4(b)(D) of the Convertible Notes, the Fixed Conversion Price resets to a lower price per share if, before the notes are paid, and if not an Excluded Issuance, the Company (i) sells common stock for less than the Fixed Conversion Price or (ii) sells securities that convert into, or are exercisable, at a price per share less than the Fixed Conversion Price. Excluded Issuance is defined in the Subscription Agreement and excludes from the reset provision any issuances in connection with (i) full or partial consideration in connection with a strategic merger, acquisition, consolidation or purchase of substantially all of the securities or assets of corporation or other entity which holders of such securities or debt are not at any time granted registration rights, (ii) the Company’s issuance of securities in connection with strategic license agreements and other partnering arrangements so long as such issuances are not for the purpose of raising capital and which holders of such securities or debt are not at any time granted registration rights, (iii) the Company’s issuance of Common Stock or the issuances or grants of options to purchase Common Stock pursuant to stock option plans and employee stock purchase plans described on Schedule 5(d) thereto at prices equal to or higher than the closing price of the Common Stock on the issue date of any of the foregoing, (iv) as a result of the exercise of Warrants or conversion of Notes which are granted or issued pursuant to this Agreement, or that have been issued prior to the Closing Date, the issuance of which has been disclosed in a Registration Statement filed not less than five days prior to the Closing Date, (v) the issuance of up to 1,000,000 Shares of the Company’s Common Stock until March 31, 2008 to attract key employees at valuation not less than the Conversion Price and which holders of such securities are not at any time granted registration rights, (vi) the Company’s issuance of securities as described in NHRA Sponsorship Agreement annexed thereto as Exhibit H, (vii) securities issued in payment of outstanding indebtednesses (for non-financing purposes) or to a vendor for professional services, and (vi) the payment of any interest on the Notes and Liquidated Damages pursuant to the Transaction Documents.

Possible Profit to the Warrant Holders, page 9

4. The revised disclosure in this section does not appear to fully discuss how the warrant exercise prices may change. Please revise these disclosures to fully discuss how the exercise prices may change and the impact such changes may have on the profit to the warrant holders.

RESPONSE: We added the following disclosure on page 9 beneath the table titled Possible Profit to the Warrant Holders.

Similar to the conversion price reset under Section 3.4(b)(D) of the Convertible Notes, the warrants contain a provision in Section 3.4 that will cause the exercise price (the “Purchase Price”) of the warrants to reset to a lower price if, before the warrants are exercised in full or expire, and if not an Excluded Issuance, the Company (i) sells common stock for less than the Purchase Price (then in effect) or (ii) sells securities that convert into, or are exercisable, at a price per share less than the Purchase Price (then in effect). Excluded Issuance is defined in the Subscription Agreement and excludes from the reset provision any issuances in connection with (i) full or partial consideration in connection with a strategic merger, acquisition, consolidation or purchase of substantially all of the securities or assets of corporation or other entity which holders of such securities or debt are not at any time granted registration rights, (ii) the Company’s issuance of securities in connection with strategic license agreements and other partnering arrangements so long as such issuances are not for the purpose of raising capital and which holders of such securities or debt are not at any time granted registration rights, (iii) the Company’s issuance of Common Stock or the issuances or grants of options to purchase Common Stock pursuant to stock option plans and employee stock purchase plans described on Schedule 5(d) thereto at prices equal to or higher than the closing price of the Common Stock on the issue date of any of the foregoing, (iv) as a result of the exercise of Warrants or conversion of Notes which are granted or issued pursuant to this Agreement, or that have been issued prior to the Closing Date, the issuance of which has been disclosed in a Registration Statement filed not less than five days prior to the Closing Date, (v) the issuance of up to 1,000,000 Shares of the Company’s Common Stock until March 31, 2008 to attract key employees at valuation not less than the Conversion Price and which holders of such securities are not at any time granted registration rights, (vi) the Company’s issuance of securities as described in NHRA Sponsorship Agreement annexed thereto as Exhibit H, (vii) securities issued in payment of outstanding indebtednesses (for non-financing purposes) or to a vendor for professional services, and (vi) the payment of any interest on the Notes and Liquidated Damages pursuant to the Transaction Documents.

The foregoing price reset provision in the warrants makes it more difficult to raise additional funds and might reduce the proceeds to us upon exercise. Likewise, the cashless exercise provisions of the warrants that become effective after October 23, 2008 if there is no registration statement in effect as required may eliminate any proceeds to us upon exercise of the warrants. The possible profit to each warrant holder could be greater than suggested by the table above if the exercise price of the warrant is lower and the holder is thereafter able to sell the underlying shares at equivalent market prices.

Risk Factors, page 13

5. Please expand the new risk factor to address the possible decrease in conversion prices and warrant prices due to the issuances of stock at prices lower than the conversion or exercise price then in effect.

RESPONSE: We added the following to the new risk factor.

➢
These provisions reset to a lower price per share the Fixed Conversion Price in the Convertible Notes and the Purchase Price in the Warrants if we issue shares below $.33 and $.50 per share, respectively;

➢	These provisions increase the likelihood that the existing Convertible Note Holders and Warrant Holders will realize a profit on the sale of the common stock underlying these securities; and
➢
All or a portion of the possible profit due to the reset provisions is achieved through dilution to existing shareholders and may cause the price of our common stock to decline until the notes are repaid and all warrants are exercised or expire.

We added the following to the risk factor titled Our Existing Indebtedness May Adversely Affect Our Ability to Obtain Additional Funds and May Increase Our Vulnerability to Economic or Business Downturns

➢
certain provisions in the transaction documents increase the likelihood that these investors will realize a profit on the resale of the shares of common stock underlying the convertible promissory notes and the warrants, but no such assurance exists for persons that purchase common stock under this prospectus.

Class A Warrants, page 27
Class B Warrants, page 28

6. Please revise your disclosure to explain the impact of the excepted issuances listed under (iv) and (vi). Please also provide this clarification with regard to the conversion price of the note.

RESPONSE: We have provided clarification that the definition of Excepted Issuances includes all shares of common stock issued (iv) as a result of the exercise of Warrants or Conversion of Notes delivered under the Transaction Documents and (vi) for the payment of any interest on the Notes and Liquidated Damages pursuant to the Transaction Documents. Moreover, we have disclosed the impact of these provisions as follows. These provisions and others in the transaction documents increase the likelihood that the selling security holders will realize a profit on the resale of the shares of common stock underlying the convertible promissory notes and the warrants, but no such assurance exists for persons that purchase common stock under this prospectus.

Exhibits

7. We note that your Index to Exhibits in Amendment 2 includes an Exhibit (4)(5) which is entitled “Form of Secured Convertible Note with Schedule of other documents omitted." We have not located "Exhibit (4)(5).'" Please advise.

In addition, please file any schedules to exhibits, other than signed convertible notes which are identical to the form of convertible note you have filed.

RESPONSE: We have included Exhibits (4)(5), (10)(3), (10)(4), (10)(5), and (10)(6) that were listed in the Index to Exhibits omitted from the Amendment 2 filing on March 3, 2008. We have included new Exhibit (10)(13).

We will wait a few days before we contact the Commission concerning the Registration Statement.

Sincerely yours,

/s/ Richard O. Weed
Richard O. Weed
Managing Partner